

May 14, 2021

Christian Hanke
Chief Financial Officer
Oatly Group AB
Stora Varvsgatan 6a
211 19 Malmö
Sweden

      Re: Oatly Group AB
          Amendment No. 1 to Registration Statement on Form F-1
          Filed May 11, 2021
          File No. 333-255344

Dear Mr. Hanke:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1/A filed May 11, 2021

Dilution, page 67

1.   Please provide a tabular presentation of a pro forma dilution calculation utilizing the pro forma net tangible book value referenced in the second paragraph on page 67.

General

2.   We note your disclosure that in connection with the Concurrent Private Placements you will receive repayment of any outstanding loans owed to you by some of the warrant holders. Please disclose the amount the loans owed by the warrant holders. If appropriate, please update your Related Party Transactions section.

You may contact Mindy Hooker at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Asia Timmons-Pierce at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Marc Jaffe